                                                                    Exhibit 99.1

                                                                  INTERIM REPORT
                                                    6 MONTHS ENDED JUNE 30, 2001

                                                                  HOLLINGER INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS


SIX MONTHS ENDED JUNE 30                                                 2001        2000
                                                                        -------     -------
                                                                       (millions of dollars)
Total revenue ...................................................       1,062.5     1,675.5

Net earnings (loss) .............................................          (0.3)       12.7

                                                                              (dollars)

Net earnings per retractable common share .......................         (0.01)       0.34


Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International", Hollinger Canadian Publishing Holdings Inc. is referred to as "HCPH", and Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P." The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

References to "dollars " and "$" are to Canadian dollars, "U.S. $" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS
================================================================================

OVERVIEW

The Corporation's principal asset is its approximate 38.8% equity interest and 73.0% voting interest at June 30, 2001, in Hollinger International. Hollinger International is a leading publisher of English language newspapers and magazines in the United States, the United Kingdom, Canada and Israel. Included among the newspapers which Hollinger International owns or has a significant interest in are the Chicago Sun-Times, The Daily Telegraph (London), The Jerusalem Post and the National Post in Canada. In addition, Hollinger International has a 15.6% equity interest and 5.7% voting interest in CanWest Global Communications Corp. ("CanWest"), an international media company which holds substantial interests in conventional television, specialty cable channels, radio networks and newspapers.

CONSOLIDATED RESULTS OF OPERATIONS

The net loss in the second quarter 2001 amounted to $8.9 million or a loss of $0.26 per share compared with a net loss of $0.2 million or a loss of $0.01 per share in 2000. The net loss in the six months ended June 30, 2001 amounted to $0.3 million or a loss of $0.01 per share compared to net earnings of $12.7 million or earnings of $0.34 per share in 2000.

Sales revenue and operating income for the second quarter of 2001 were $483.2 million and a loss of $6.1 million compared with $860.8 million and operating income of $113.5 million in 2000. Sales revenue and operating income for the six months ended June 30, 2001 were $994.0 million and $5.9 million compared with $1,670.3 million and $209.4 million in 2000. The significant decrease in both sales revenue and operating income in the second quarter and six months ended June 30 was largely the result of the sales of Canadian properties in November 2000 and January 2001 and the sale of U.S. Community properties in 2000 but was also due to lower operating results at Chicago Group (excluding the impact of the acquisition of Copley Group), the U.K. Newspaper Group and the remaining Canadian properties.

EBITDA for the second quarter of 2001 was $31.2 million compared with $169.8 million in 2000, a decrease of $138.6 million. EBITDA for the six months ended June 30, 2001 was $80.1 million compared with $321.5 million in 2000, a decrease of $241.4 million. Approximately $93.4 million of the second quarter decrease in EBITDA and $176.2 million of the decrease in EBITDA in the six months ended June 30 was due to assets sold. The balance of the reduction in EBITDA in both the second quarter and the six months was due to lower operating results at Chicago Group (excluding the impact of the acquisition of Copley Group), the U.K. Newspaper Group and the remaining Canadian properties.

Interest expense for the second quarter of 2001 was $45.4 million compared with $69.7 million in 2000, a reduction of $24.3 million. This reduction mainly results from significantly lower debt levels in 2001 compared with 2000 as Hollinger International's Bank Credit Facility which totalled approximately U.S. $972 million was repaid in November 2000 with part of the cash proceeds from the sale of properties to CanWest.

Investment and other income for the second quarter and six months ended June 30, 2001 was $31.6 million and $68.5 million compared with $2.8 million and $5.2 million in 2000, an increase of $28.8

================================================================================

million and $63.3 million, respectively. This increase primarily results from interest on the CanWest debentures and a dividend on CanWest shares. Both the shares and debentures were part of the proceeds received from CanWest.

Unusual items in the second quarter 2001 amounted to $0.1 million compared with $2.9 million in 2000. Unusual items in second quarter 2001 included gains on sales of certain Canadian properties and a gain on the dilution of the investment in Hollinger International, offset in part by the write-off of investments and duplicative start-up costs related to the new printing facility in Chicago. Unusual items in 2000 primarily included gains on asset sales, additional start-up costs related to the Chicago printing facility, severance costs in Canada and equity loss at Interactive Investor International.

Net loss in equity accounted companies in 2001 primarily includes an equity accounted loss in Interactive Investor International.

U.K. NEWSPAPER GROUP

In local currency, advertising revenue for the second quarter was (pound)54.7 million compared to (pound)65.6 million in 2000, a decrease of (pound)10.9 million or 16.6% year on year. Display advertising was down 22.4% and classified advertising in total was down 11%, compared with the second quarter of 2000. Recruitment advertising in the second quarter was down 24% and automobile was down 4.5%, but property advertising revenue increased year-on-year by 13.1%.

The U.K. Newspaper Group's newsprint costs have increased year-on-year by 11.5% due to the significant increase in newsprint prices. Although newsprint consumption for the six months ended June 30, 2001, was similar to 2000, consumption during the second quarter 2001 was 2.4% lower than in 2000 due to lower paginations as a result of the lower advertising revenue.

Operating income for the second quarter 2001 was lower than in 2000, primarily the result of lower advertising revenue and newsprint cost increases.

The ABC net circulation figure for The Daily Telegraph for the period January 2001 to June 2001 was 1,017,797, some 302,000 ahead of its nearest competitor The Times. The Daily Telegraph sold an average of 1,014,948 copies during June. The ABC net circulation figure for The Sunday Telegraph for the period January 2001 to June 2001 was 804,039. The Sunday Telegraph sold an average of 804,476 copies during June.

On 15th May, a new daily sports section was launched and The Daily Telegraph became the first broadsheet newspaper to have a separate sports supplement each day of the week.

Telegraph.co.uk's new platform rollout continued in June with the launch of telegraph.co.uk (the gateway to all sites), news.telegraph.co.uk and the new jobs (jobs.telegraph.co.uk) and motoring

================================================================================

(motoring.telegraph.co.uk) sites. The online revenue trading environment is difficult, but telegraph.co.uk has won new business exploiting the flexibility of the new technical infrastructure, including selling space on electronic organisers using Avantgo.

The core business franchises run by Telegraph Enterprises continue to perform well, especially Homewares, Insurance and Travel. New Financial Services propositions are being developed and launched and this area is set for strong growth over the coming years.

CHICAGO GROUP

Sales revenue for the Chicago Group was U.S. $115.5 million in the second quarter of 2001 and U.S. $223.6 million in the six months ended June 30, 2001 compared with U.S. $101.2 million and U.S. $194.3 million in 2000, increases of U.S. $14.3 million and U.S. $29.3 million, respectively. The Copley Group, which was acquired in December 2000 added U.S. $20.6 million to sales revenue in the second quarter of 2001 and U.S. $40.2 million in the first six months of 2001. Sales revenue for operations owned in both years ("same store") was U.S. $94.8 million in second quarter of 2001 compared with U.S. $101.2 million in 2000, a decrease of U.S. $6.4 million. For the six months ended June 30, 2001 same store sales revenue was U.S. $183.4 million compared with U.S. $194.3 million in 2000, a decrease of U.S. $10.9 million. Advertising revenue on a same store basis was U.S. $73.2 million in second quarter 2001 compared with U.S. $77.2 million in 2000 a decrease of U.S. $4.0 million. Retail advertising was 5.0% lower and accounted for U.S. $1.8 million of the decrease. Classified advertising revenues were down U.S. $1.5 million or 5.0% during the quarter, almost entirely the result of lower recruitment advertising. National advertising revenues during the second quarter were flat compared with 2000. Advertising revenue on a same store basis was U.S. $139.5 million for the six months ended June 30, 2001 compared with U.S. $146.7 million in 2000 a decrease of U.S. $7.2 million.

Circulation revenue, on a same store basis, was U.S. $18.8 million in second quarter 2001 and U.S. $38.1 million in the six months ended June 30, 2001 compared with U.S. $19.8 million and U.S. $39.9 million in 2000, decreases of U.S. $1.0 million and U.S. $1.8 million respectively. The decreases were primarily at the Chicago Sun-Times where circulation revenue from both the daily and Sunday newspapers was lower. The decrease in Sunday revenue was mainly the result of lower circulation while the decrease in daily revenue resulted primarily from the elimination in the second quarter of the Chicago Sun-Times unprofitable "Midwest Edition" that was distributed to outlying communities.

Newsprint expense, on a same store basis, was up U.S. $0.6 million in the quarter and U.S. $2.4 million in the six months. Actual second quarter consumption was down by approximately 9.9%, but the average newsprint cost-per-ton increased 15% from the second quarter 2000. Depreciation charges in 2001 were higher than in 2000, as a result of the new printing facility.

On a same store basis locally reported operating income in second quarter 2001 was U.S. $8.3 million compared to U.S. $13.4 million in 2000, a decrease of U.S. $5.1 million. Operating income in the first six

================================================================================

months of 2001 was U.S. $6.9 million compared to U.S. $21.8 million in 2000, a decrease of U.S. $14.9 million. These decreases result primarily from lower sales revenue, higher newsprint costs and the higher depreciation charge.

The Copley Group, which was acquired in December 2000, added U.S. $40.2 million to sales revenue and U.S. $2.8 million to EBITDA in 2001. It is expected that Copley's operating results will improve as cost saving strategies and efficiencies are implemented.

CANADIAN NEWSPAPER GROUP

Sales revenue and operating income were $107.0 million and a loss of $14.1 million in the second quarter of 2001, compared with $454.5 million and operating income of $55.4 million in 2000. The significant decrease in both sales revenue and operating income results primarily from the sale of operations in 2000 to CanWest and the sale of UniMedia Company completed in January 2001.

On a same store basis, including the results of the National Post, sales revenue and operating income were $105.7 million and a loss of $12.4 million in the second quarter of 2001, compared with $100.3 million and a loss of $5.8 million in 2000.

The National Post sales revenue in the second quarter 2001 was $36.7 million compared to $37.5 million in 2000, a decrease of $0.8 million. Advertising revenue at the National Post was $1.3 million or 5.3% lower than in the second quarter of 2000, however, circulation revenue increased $0.6 million or 7.2%.

The National Post operating results include the results of National Post online and of related magazines, Saturday Night magazine and National Post Business magazine. Prior to May 2000, Saturday Night magazine was a separate publication with its own subscriber base and was published ten times each year. Commencing May 2000, Saturday Night was published weekly and included free-of-charge with the weekend editions of the National Post. Saturday Night's operating results in 2000 are included with the National Post from May onwards.

On July 31, 2001, the Company announced the sale of a number of Canadian Community Newspapers for $220 million. The reported results for the second quarter 2001 include revenue of approximately $33.7 million and operating income of $8.1 million from those publications.

COMMUNITY GROUP

Sales revenue and operating income in the second quarter 2001 were U.S. $5.4 million and a loss of U.S. $0.7 million, compared to U.S. $21.7 million and operating income of U.S. $2.9 million in 2000. The significant decrease in both sales revenue and operating income results almost entirely from the sales of Community Group properties that occurred during 2000. At June 30, 2001 only one U.S. Community Group newspaper and The Jerusalem Post were still owned by the Company.

================================================================================

CONSOLIDATED FINANCIAL POSITION

During the second quarter of 2001, 595,900 and 345,938 retractable common shares were retracted for $14.50 and $13.00 per share, respectively. These retractions were settled with the delivery of 564,435 Hollinger International Class A common shares and $149,000 in cash. The retractions resulted in a premium on retraction of $5,156,000 which has been charged to deficit for the quarter.

As at August 22, 2001, the issued shares and options to purchase retractable common shares of the Company were as follows:

Preference shares                Retractable common shares             Options
-----------------                -------------------------             -------
5,798,479  Series II             32,069,414                            928,000
10,147,225  Series lll

The retraction price of the outstanding retractable common shares of the Company as of July 11, 2001 was $11.50 per share.

GENERAL

Following the asset sales completed during 2000, the Company's operating units largely consist of the U.K. Newspaper Group, the Chicago Group, the Jerusalem Post and a 50% interest in the National Post. As described above, certain Canadian assets have been sold effective July 31, 2001. Hollinger continues to own a group of Canadian newspapers and magazines. The result of all the prior sales will be a leaner company, operating at a reduced EBITDA level, but with a sharply reduced interest expense, depreciation and amortization as well as significantly higher levels of interest and dividend income from investments in CanWest.

On May 31, 2001, Hollinger International redeemed all of the 829,409 shares of its Series C Preferred Stock held by the Company for 7,052,464 shares of Hollinger International Class A Common Stock. This redemption increased the Company's equity interest in Hollinger International by 4.3%.

Other than operating information for the second quarter discussed above, there have been no significant matters or changes affecting the Company since its Management's Discussion and Analysis for the year ended December 31, 2000 which was completed in March 2001.

DIVIDENDS

A regular quarterly dividend of 15(cent) per retractable common share has been declared payable on September 10, 2001 to shareholders of record on August 27, 2001.

MARKET VALUE INFORMATION
BALANCE SHEET
--------------------------------------------------------------------------------
(in thousands of dollars except where noted)

                                                     June 30         December 31
                                                       2001              2000
                                                    -----------      -----------
                                                   (not audited)
ASSETS
Investment in Hollinger International ...........  $   882,905      $ 1,062,105
Other investments ...............................       14,114           13,320
Other assets ....................................       23,695           25,753
                                                   -----------      -----------
                                                       920,714      $ 1,101,178
                                                   -----------      -----------
LIABILITIES
Exchangeable shares .............................  $   157,642      $   189,953
Other liabilities ...............................      392,018          377,869
                                                   -----------      -----------
                                                       549,660          567,822
                                                   -----------      -----------
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock ...................................      289,918          308,263
Net unrealized appreciation of investments ......      178,398          357,136
Net unrealized decrease (increase) in liabilities          775           (9,853)
Deficit .........................................      (98,037)        (122,190)
                                                   -----------      -----------
                                                       371,054          533,356
                                                   -----------      -----------
                                                   $   920,714      $ 1,101,178
                                                   -----------      -----------
RETRACTABLE COMMON SHARES OUTSTANDING ...........   34,209,849       36,374,487
                                                   -----------      -----------
NET ASSET VALUE PER RETRACTABLE COMMON SHARE ....  $     10.85      $     14.66
                                                   ===========      ===========

STATEMENT OF INCOME AND EXPENSES
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                           SIX MONTHS ENDED
                                                                JUNE 30
                                                      -------------------------
                                                        2001             2000
                                                      --------         --------
INCOME
Dividends .......................................     $ 22,213         $ 22,842
Interest and other ..............................        9,860            2,342
Net management fees .............................        5,700            7,300
                                                      --------         --------
                                                        37,773           32,484
                                                      --------         --------
EXPENSES
Administrative and other expenses ...............        4,459            3,427
Interest expense ................................       15,950           15,150
                                                      --------         --------
                                                        20,409           18,577
                                                      --------         --------

Income before the undernoted ....................       17,364           13,907
Unusual items ...................................           57              486
Income tax expense ..............................       (1,063)            (538)
                                                      --------         --------
Net income for the period .......................     $ 16,358         $ 13,855
                                                      --------         --------
EARNINGS PER RETRACTABLE COMMON SHARE ...........     $   0.46         $   0.37
                                                      ========         ========

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                   U.K.        CANADIAN       CORPORATE
                                     CHICAGO     COMMUNITY       NEWSPAPER     NEWSPAPER         AND     CONSOLIDATED
                                      GROUP        GROUP           GROUP         GROUP          OTHER        TOTAL
                                    ---------------------------------------------------------------------------------
                                                            THREE MONTHS ENDED JUNE 30, 2001
                                    ---------------------------------------------------------------------------------
Sales revenue ...................   $ 177,894     $   8,275      $ 190,055     $ 106,975      $       6    $ 483,205
Cost of sales and expenses ......     152,898         8,637        167,542       114,909          7,987      451,973
                                    ---------     ---------      ---------     ---------      ---------    ---------
Income before interest, taxes,
  depreciation and amortization .      24,996          (362)        22,513        (7,934)        (7,981)      31,232
Depreciation and amortization ...      13,540           673         15,537         6,140          1,444       37,334
                                    ---------     ---------      ---------     ---------      ---------    ---------
Operating income (loss) .........   $  11,456     $  (1,035)     $   6,976     $ (14,074)     $  (9,425)   $  (6,102)
                                    =========     =========      =========     =========      =========    =========

                                                             THREE MONTHS ENDED JUNE 30, 2000
                                    --------------------------------------------------------------------------------
Sales revenue ..................    $ 149,916     $  32,192      $ 224,255     $ 454,466      $     --     $ 860,829
Cost of sales and expenses .....      123,409        27,040        169,935       369,481         1,160       691,025
                                    ---------     ---------      ---------     ---------      ---------    ---------
Income before interest, taxes,
  depreciation and amortization.       26,507         5,152         54,320        84,985        (1,160)      169,804
Depreciation and amortization ..        7,461         2,296         14,634        29,583         2,302        56,276
                                    ---------     ---------      ---------     ---------      ---------    ---------
Operating income (loss) ........    $  19,046     $   2,856      $  39,686     $  55,402      $ (3,462)    $ 113,528
                                    =========     =========      =========     =========      =========    =========

Note

1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

SCHEDULE OF SEGMENTED EARNINGS
(not audited)

--------------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)

                                                                          U.K.        CANADIAN        CORPORATE
                                         CHICAGO       COMMUNITY       NEWSPAPER      NEWSPAPER          AND        CONSOLIDATED
                                          GROUP          GROUP           GROUP          GROUP           OTHER           TOTAL
                                       -----------------------------------------------------------------------------------------
                                                                   SIX MONTHS ENDED JUNE 30, 2001
                                       -----------------------------------------------------------------------------------------
Sales revenue .....................    $   343,178    $    15,767     $   421,938    $   213,124     $        12     $   994,019
Cost of sales and expenses ........        308,526         17,341         340,500        235,746          11,760         913,873
                                       -----------    -----------     -----------    -----------     -----------     -----------
Income before interest, taxes,
  depreciation and amortization ...         34,652         (1,574)         81,438        (22,622)        (11,748)         80,146
Depreciation and amortization .....         26,942          1,428          30,815         12,567           2,528          74,280
                                       -----------    -----------     -----------    -----------     -----------     -----------
Operating income (loss) ...........    $     7,710    $    (3,002)    $    50,623    $   (35,189)    $   (14,276)    $     5,866
                                       -----------    -----------     -----------    -----------     -----------     -----------
Total assets ......................    $   950,727    $    46,001     $ 1,185,763    $ 1,443,932     $   956,926     $ 4,583,349
                                       -----------    -----------     -----------    -----------     -----------     -----------
Expenditures on capital assets ....    $    13,090    $       302     $    34,854    $     2,847     $       352     $    51,445
                                       ===========    ===========     ===========    ===========     ===========     ===========



                                                                   SIX MONTHS ENDED JUNE 30, 2000
                                       -----------------------------------------------------------------------------------------
Sales revenue .....................    $   285,301    $    61,115     $   462,825    $   861,094     $      --       $ 1,670,335
Cost of sales and expenses ........        238,986         51,184         342,087        713,817           2,810       1,348,884
                                       -----------    -----------     -----------    -----------     -----------     -----------
Income before interest, taxes,
  depreciation and amortization ...         46,315          9,931         120,738        147,277          (2,810)        321,451
Depreciation and amortization .....         14,710          4,597          29,783         59,062           3,927         112,079
                                       -----------    -----------     -----------    -----------     -----------     -----------
Operating income (loss) ...........    $    31,605    $     5,334     $    90,955    $    88,215     $    (6,737)    $   209,372
                                       -----------    -----------     -----------    -----------     -----------     -----------
Total assets ......................    $   785,327    $   223,090     $ 1,202,025    $ 3,136,037     $   373,141     $ 5,719,620
                                       -----------    -----------     -----------    -----------     -----------     -----------
Expenditures on capital assets ....    $    24,758    $     2,444     $    26,376    $    24,695     $       317     $    78,590
                                       ===========    ===========     ===========    ===========     ===========     ===========

NOTE

1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                         JUNE 30       December 31
                                                          2001            2000
                                                      -------------    -----------
                                                      (not audited)
ASSETS
CURRENT ASSETS
Cash ..............................................    $   234,443     $   233,916
Accounts receivable ...............................        469,728         456,242
Inventory .........................................         53,421          38,506
                                                       -----------     -----------
                                                           757,592         728,664

INVESTMENTS .......................................      1,387,704       1,366,847
CAPITAL ASSETS ....................................      2,122,410       2,244,244
GOODWILL AND OTHER ASSETS .........................        315,643         330,432
                                                       -----------     -----------
                                                       $ 4,583,349     $ 4,670,187
                                                       ===========     ===========
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness .................................    $   310,121     $   312,000
Accounts payable and accrued expenses .............        500,313         533,422
Income taxes payable ..............................        495,050         521,687
Current portion of long-term debt .................         11,512          13,186
                                                       -----------     -----------
                                                         1,316,996       1,380,295

LONG-TERM DEBT ....................................      1,379,284       1,263,734
EXCHANGEABLE SHARES ...............................        157,642         189,953
Deferred unrealized gain (loss) on
  exchangeable shares .............................          2,351          (7,676)
Future income taxes ...............................        618,430         649,202
                                                       -----------     -----------
                                                         3,474,703       3,475,508
                                                       -----------     -----------

MINORITY INTEREST AND DEFERRED CREDITS ............      1,256,039       1,263,110
                                                       -----------     -----------

SHAREHOLDERS' EQUITY
Capital stock .....................................        289,918         308,263
Deficit ...........................................       (334,430)       (310,988)
                                                       -----------     -----------
                                                           (44,512)         (2,725)
Equity adjustment from foreign currency translation       (102,881)        (65,706)
                                                       -----------     -----------
                                                          (147,393)        (68,431)
                                                       -----------     -----------
                                                       $ 4,583,349     $ 4,670,187
                                                       ===========     ===========

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------
(not audited)

(in thousands of dollars)

                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                              JUNE 30                         JUNE 30
                                                    ---------------------------     ---------------------------
                                                       2001            2000            2001            2000
                                                    -----------     -----------     -----------     -----------
REVENUE
Sales ..........................................    $   483,205     $   860,829     $   994,019     $ 1,670,335
Investment and other income ....................         31,592           2,781          68,502           5,166
                                                    -----------     -----------     -----------     -----------
                                                        514,797         863,610       1,062,521       1,675,501
                                                    -----------     -----------     -----------     -----------
EXPENSES
Cost of sales and expenses .....................        451,973         691,025         913,873       1,348,884
Depreciation and amortization ..................         37,334          56,276          74,280         112,079
Interest expense ...............................         45,383          69,745          90,007         135,846
                                                    -----------     -----------     -----------     -----------
                                                        534,690         817,046       1,078,160       1,596,809
                                                    -----------     -----------     -----------     -----------
NET EARNINGS (LOSS) IN EQUITY ACCOUNTED
COMPANIES ......................................         (2,556)            582          (6,821)          1,221
                                                    -----------     -----------     -----------     -----------


NET FOREIGN CURRENCY GAINS(LOSSES) .............          2,590             762          (2,282)          1,252
                                                    -----------     -----------     -----------     -----------

EARNINGS (LOSS) BEFORE THE UNDERNOTED ..........        (19,859)         47,908         (24,742)         81,165
Unusual items ..................................            137           2,903          70,125          40,097
Income taxes ...................................          3,024         (27,515)        (17,677)        (55,636)
Minority interest ..............................          7,774         (23,538)        (28,028)        (52,904)
                                                    -----------     -----------     -----------     -----------

NET EARNINGS (LOSS) ............................    $    (8,924)    $      (242)    $      (322)    $    12,722
                                                    ===========     ===========     ===========     ===========


NET EARNINGS (LOSS) PER RETRACTABLE COMMON SHARE
Basic ..........................................    $     (0.26)    $     (0.01)    $     (0.01)    $      0.34
                                                    -----------     -----------     -----------     -----------
Fully diluted ..................................    $     (0.27)    $     (0.02)    $     (0.02)    $      0.30
                                                    -----------     -----------     -----------     -----------


CONSOLIDATED STATEMENTS OF DEFICIT
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                 SIX MONTHS ENDED
                                                                      JUNE 30
                                                              -----------------------
                                                                2001          2000
                                                              ---------     ---------
DEFICIT AT BEGINNING OF PERIOD
As previously reported ...................................    $(310,988)    $(180,732)
Change in accounting for income taxes ....................         --        (291,004)
                                                              ---------     ---------

As restated ..............................................     (310,988)     (471,736)
Net earnings (loss) ......................................         (322)       12,722
                                                              ---------     ---------
                                                               (311,310)     (459,014)
Dividends - retractable common shares ....................      (10,596)      (11,149)
Premium on retraction of retractable common shares .......      (12,524)          (24)
                                                              ---------     ---------


DEFICIT AT END OF PERIOD .................................    $(334,430)    $(470,187)
                                                              =========     =========


See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                       THREE MONTHS ENDED
                                                             JUNE 30
                                                   --------------------------
                                                     2001             2000
                                                   ---------        ---------
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings ..................................      $  (8,924)       $    (242)
Unusual items .................................           (137)          (2,903)
Current income taxes related to unusual items..            517            2,315
Items not involving cash:
Depreciation and amortization .................         37,334           56,276
Future income taxes ...........................         (5,062)           8,155
Net earnings in equity accounted companies,
  net of dividends received ...................          2,556             (376)
Minority interest .............................        (15,575)          23,538
Interest on debentures ........................        (25,489)              --
Other .........................................          4,852            8,211
                                                     ---------        ---------

CASH FLOW PROVIDED BY OPERATIONS ..............         (9,928)          94,974

Change in non-cash operating working capital ..          6,961           77,627
Cash used for discontinued operations .........           (339)            (445)
Other costs ...................................         14,756           (4,192)
                                                     ---------        ---------
                                                        11,450          167,964
                                                     ---------        ---------
FINANCING
Redemption and cancellation of capital stock ..           (149)            (132)
Redemption and cancellation of exchangeable
  shares ......................................            (52)          (2,387)
Issue of common shares of subsidiaries ........          6,757               --
Increase (decrease) in long-term debt
  and deferred liabilities ....................          7,131          (28,829)
Dividends .....................................         (5,144)          (5,569)
Dividends and distributions paid to
  minority interests ..........................        (10,605)         (17,050)
                                                     ---------        ---------
                                                        (2,062)         (53,967)
                                                     ---------        ---------

                                                         THREE MONTHS ENDED
                                                              JUNE 30
                                                    --------------------------
                                                      2001              2000
                                                    ---------        ---------
INVESTMENT
Proceeds on disposal of fixed assets ..........            51            2,837
Additions to fixed assets and assets under
  capital leases ..............................       (11,689)         (26,623)
Additions to investments ......................       (14,384)         (36,168)
Proceeds on disposal of investments ...........           (48)          21,841
Additions to circulation ......................       (11,627)         (14,986)
Decrease (increase) in goodwill and other
  assets ......................................           151           (1,090)
Investment in newspaper operations ............            --           (3,538)
Proceeds on disposal of newspaper operations ..         7,017               --
                                                    ---------        ---------
                                                      (30,529)         (57,727)
                                                    ---------        ---------
Effect of exchange rate changes on cash .......        (9,160)            (806)
                                                    ---------        ---------

(DECREASE) INCREASE IN CASH POSITION ..........       (30,301)          55,464
CASH AT BEGINNING OF PERIOD ...................       264,744           62,579
                                                    ---------        ---------
CASH AT END OF PERIOD .........................     $ 234,443        $ 118,043
                                                    =========        =========

Supplemental disclosure of investing
  and financing activities
Interest paid .................................     $   5,310        $  26,273
                                                    =========        =========
Income taxes paid .............................     $  15,882        $  18,570
                                                    =========        =========


See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                       SIX MONTHS ENDED
                                                            JUNE 30
                                                    -----------------------
                                                      2001          2000
                                                    ---------     ---------
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings ...................................    $    (322)    $  12,722
Unusual items ..................................      (70,125)      (40,097)
   Current income taxes related to unusual items       24,213         9,640
Items not involving cash:
   Depreciation and amortization ...............       74,280       112,079
   Future income taxes .........................      (24,637)       18,362
   Net earnings in equity accounted companies,
      net of dividends received ................        6,821          (895)
   Minority interest ...........................        9,574        52,904
   Interest on debentures ......................      (51,010)           --
   Other .......................................        4,327         7,859
                                                    ---------     ---------

CASH FLOW PROVIDED BY OPERATIONS ...............      (26,879)      172,574

Change in non-cash operating working capital ...      (62,465)      (89,314)
Cash used for discontinued operations ..........         (675)         (918)
Other costs ....................................        9,665        (7,197)
                                                    ---------     ---------
                                                      (80,354)       75,145
                                                    ---------     ---------
FINANCING
Redemption and cancellation of capital stock ...         (268)         (132)
Redemption and cancellation of exchangeable
   shares ......................................         (317)       (3,349)
Issue of common shares of subsidiaries .........       10,537            --
Increase in long-term debt and
   deferred liabilities ........................       96,288       100,238
Dividends ......................................      (10,596)      (11,149)
Dividends and distributions paid to minority
   interests ...................................      (36,181)      (33,795)
                                                    ---------     ---------
                                                       59,463        51,813
                                                    ---------     ---------

                                                       SIX MONTHS ENDED
                                                           JUNE 30
                                                    -----------------------
                                                      2001          2000
                                                    ---------     ---------
INVESTMENT
Proceeds on disposal of fixed assets ...........           57         4,612
Additions to fixed assets and assets under
   capital leases ...............................     (26,937)      (54,152)
Additions to investments ........................     (49,721)      (57,672)
Proceeds on disposal of investments .............       1,754        57,667
Additions to circulation ........................     (24,508)      (24,438)
Increase in goodwill and other assets ...........      (2,524)       (2,466)
Investment in newspaper operations ................        --        (6,009)
Proceeds on disposal of newspaper operations ....     129,924            --
                                                    ---------     ---------
                                                       28,045       (82,458)
                                                    =========     =========
Effect of exchange rate changes on cash ........       (6,627)         (898)
                                                    =========     =========

INCREASE IN CASH POSITION ......................          527        43,602
CASH AT BEGINNING OF PERIOD ....................      233,916        74,441
                                                    ---------     ---------
CASH AT END OF PERIOD ..........................    $ 234,443     $ 118,043
                                                    =========     =========

Supplemental disclosure of investing and
   financing activities
   Interest paid ..............................    $  68,493     $ 114,307
                                                   =========     =========
   Income taxes paid ..........................    $  53,705     $  30,644
                                                   =========     =========

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION


The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada. The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements except that, in the first quarter of 2001, the Company adopted retroactively Section 3500 of the Canadian Institute of Chartered Accountants Handbook "Earnings Per Share", which requires the use of the treasury stock method for calculating diluted earnings per share. Previously, the imputed earnings approach of calculating diluted earnings per share was used. Comparative diluted earnings per share have been restated to reflect this change.

2. EXCHANGEABLE SHARES

                                                              JUNE 30, 2001   December 31, 2000
                                                              -------------   -----------------
5,852,118 Series II preference shares (2000, 8,080,482) .....   $  56,170         $  86,481

10,147,225 Series III preference shares (2000, 10,147,225) ..     101,472           101,472
                                                                ---------         ---------
                                                                $ 157,642         $ 189,953
                                                                =========         =========

During the period ended June 30, 2001, a total of 2,200,326 Series II preference shares were retracted in exchange for 1,012,149 of Hollinger International Class A common shares. In addition, 28,038 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $317,000.


3. CAPITAL STOCK

                                                            JUNE 30, 2001   December 31, 2000
                                                            -------------   -----------------
Issued and fully paid

Preference shares

5,852,118 Series II (2000, 8,080,482) ....................    $    --           $    --

10,147,225 Series III (2000, 10,147,225) .................         --                --


Retractable common shares 34,209,849 (2000, 36,374,487) ..      289,918           308,263
                                                              ---------         ---------
                                                              $ 289,918         $ 308,263
                                                              =========         =========

During the period ended June 30, 2001, 9,200 and 10,338 retractable common shares were retracted for cash of $14.50 and $13.00 per share, respectively. In addition, a further 1,809,500 and 335,600 retractable common shares were retracted for $14.50 and $13.00 per share, respectively and were settled with the delivery of 1,281,343 Hollinger International Class A common shares of equivalent values. The total retractions in 2001 of 2,164,638 retractable common shares resulted in a premium on retraction of $12,524,000 which has been charged to deficit.

TRANSFER AGENTS AND REGISTRARS                              MAJOR ELECTRONIC WEB SITES
Retractable Common Shares and Series II and                 Hollinger International http://www.hollinger.com
III Preference Shares:                                      Telegraph               http://www.telegraph.co.uk
Computershare Trust Company of Canada, Toronto                                      http://www.UKMax.com
                                                                                    http://www.thebestofbritish.com
STOCK EXCHANGE LISTINGS
The Retractable Common Shares are listed on The             Chicago Sun-Times       http://www.suntimes.com
Toronto Stock Exchange (stock symbol HLG.C)                 Chicago Network         http://www.chicago-news.com
The Series II and III Preference Shares are listed on       Jerusalem Post          http://jpost.co.il
The Toronto Stock Exchange (stock symbols                   National Post           http://www.nationalpost.com
HLG.PR.B and HLG.PR.C, respectively).

INVESTOR INFORMATION
Holders of the Company's securities and other interested parties seeking information about the Company should communicate with the Executive Vice-President and Chief Financial Officer, at 10 Toronto Street, Toronto, Ontario M5C 2B7,
Tel (416) 363-8721, Fax (416) 364-0832.

SHARE INFORMATION
For information relating to Retractable Common
Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with:
Computershare Trust Company of Canada
Tel: (416) 981-9633 or 1-800-663-9097 (toll free in
Canada and U.S.) Fax: (416) 981-9507
e-mail: caseregistryinfo@computershare.com


                                 HOLLINGER INC.
                  10 Toronto Street, Toronto, Ontario, M5C 2B7
                  General Enquiries: Telephone (416) 363-8721
                              Fax: (416) 364-2088